FinTech Evolution Acquisition Group

1345 Avenue of the Americas
New York, NY 10105

February 25, 2021

VIA EDGAR

Geoff Kruczek

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	FinTech Evolution Acquisition Group.
Registration Statement on Form S-1
Filed February 11, 2021, as amended
File No. 333- 252969

Dear Mr. Kruczek:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FinTech Evolution Acquisition Group hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, March 1, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Rohit Bhagat
Rohit Bhagat
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Paul Hastings LLP

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